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                                                                    EXHIBIT 99.1

RISK FACTORS

      You should carefully consider the following factors in addition to the other information set forth in this document in analyzing an investment in ChipPAC. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we do not presently know about or that we currently believe are immaterial may also impact our business operations. If any of the following risks actually occur, our business, financial condition or results of operations will likely suffer. In that case, the trading price of our publicly traded stock or notes could fall, and you may lose all or part of the money you invested.

                          Risks Related to Our Business

The cyclicality of the semiconductor industry could adversely affect our operating results.

      Our operations are substantially affected by market conditions in the semiconductor industry, which is highly cyclical and, at various times, has experienced significant economic downturns characterized by reduced product demand and production overcapacity which can result in rapid erosion of average selling prices. At the end of 2000, we experienced a general slowdown in the semiconductor industry. Beginning in 1997 and continuing through the beginning of 1999, we experienced particularly intense competition and a general slowdown in the semiconductor industry.

      In addition, we increase our level of operating expenses and investment in packaging services capacity based on customer demand forecast(s) and anticipated revenue growth. If our revenues do not grow as anticipated or the forecasts upon which we rely are inaccurate, and we are unable to decrease these expenses, our operating income would decrease.

Our profitability is affected by average selling prices which tend to decline.

      Decreases in the average selling prices of our packaging and test services can have a material adverse effect on our profitability. The average selling prices of packaging and test services have declined historically, with packaging services in particular experiencing severe pricing pressure. This pricing pressure for packaging and test services is likely to continue. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by improving production efficiency, increasing unit volumes packaged or tested, or by shifting to higher margin packaging and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

If we are unable to develop and market new technologies, we may not remain competitive within the semiconductor packaging industry.

      The semiconductor packaging and test industry is characterized by rapid increases in the diversity and complexity of packaging services. As a result, we expect that we will need to continually introduce more advanced package designs in order to respond to competitive industry conditions and customer requirements. The requirement to develop, license and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures in future years. Any failure by us to achieve advances in package design or to obtain access to advanced package designs developed by others could reduce our growth prospects and operating income.

The intensity of competition in our industry could result in the loss of our customers, which could adversely affect our revenues and profits.

      We face substantial competition from a number of established independent packaging companies and with the internal capabilities of many of our largest customers. Each of our primary competitors has significant operational capacity, financial resources, research and development operations, and established relationships with many large semiconductor companies which are current or potential customers of ours. Furthermore, our competitors may in the future capture our existing or potential customers through superior responsiveness, service quality, product design, technical competence or other factors which we view as principal elements of competition in our industry. In addition, our primary customers may, in the future, shift more of their packaging and test service demand internally. As a result, we may have reduced revenues and profits.

Our research and development efforts may not yield profitable and commercially viable services; thus, we may have significant short-term research and development expenses which will not necessarily result in increases in revenue.

      Our research and development efforts may not yield commercially viable packages or test services. The qualification process for new customers is conducted in various stages which may take one or more years to complete, and during each stage there is a substantial risk that we will have to abandon a potential package or test service which is no longer marketable and in which we have invested significant resources. In the event we are able to qualify new packages, a significant amount of time will have elapsed between our investment in new packages and the receipt of any related revenues.

We could lose customers, and thus revenue, if we cannot maintain the quality of our services.

      The semiconductor packaging process is complex and involves a number of precise steps. Defective packaging can result from a number of factors, including the level of contaminants in the operational environment, human error, equipment malfunction, use of defective materials and plating services and inadequate sample testing. From time
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to time, we expect to experience lower than anticipated yields as a result of these factors, particularly in connection with any expansion of capacity or change in processing steps. In addition, our yield on new packaging could be lower during the period necessary for us to develop the requisite expertise and experience with these processes. Any failure by us to maintain high quality standards or acceptable yields, if significant and sustained, could result in the loss of customers, delays in shipments, increased costs and cancellation of orders.

Our business may be adversely affected by the loss of, or reduced purchases by, Intel, Atmel Corporation, LSI Logic, Intersil, NVIDIA or any other large customer. Additionally, we may encounter difficulties in soliciting new customers.

      Sales to our top five customers in the aggregate accounted for approximately 71.5% of total net revenues. If any of our main customers were to purchase significantly less of our services in the future, these decreased levels of purchases could, ultimately, harm our operating results.

      Semiconductor packaging companies must pass a lengthy and rigorous qualification process that can take up to six months at a cost to the customer of approximately $250,000 to $300,000. If we fail to qualify packages with potential customers or customers with which we have recently become qualified do not use our services, then our customer base could become more concentrated with a limited number of customers accounting for a significant portion of our revenues. Moreover, we believe that once a semiconductor company has selected a particular packaging and test foundry company's services, the semiconductor company generally relies on that vendor's packages for specific applications and, to the extent possible, subsequent generations of that vendor's packages. Accordingly, it may be difficult to achieve significant sales to a particular or potential customer once it selects another vendor's packaging services.

Economic crisis in Asia where most of our suppliers are located could prevent us from securing adequate supplies of materials which could, in turn, prevent us from meeting the requirements of our customers and result in a decrease in our revenues.

      Most of our materials suppliers are located in Asia. Historically, over half of our substrate costs were incurred from the purchase of materials from Japanese suppliers. In the future, we expect that a growing portion of these materials will be supplied by sources in Korea and Taiwan. Several countries in this region have experienced currency devaluation and/or difficulties in financing short-term obligations. We cannot assure you that the effect of an economic crisis on our suppliers will not impact operations, or that the effect on our customers in that region will not adversely affect both the demand for our services and the collectibility of receivables.

The failure of our vendors to supply sufficient quantities of materials on a timely basis could prevent us from fulfilling our customers' orders. In addition, we may not be able to pass on any unexpected increase in the cost of these materials to our customers.
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      We obtain materials to fill orders for our packaging and test services directly from vendors. To maintain competitive packaging operations, we must obtain from our vendors, in a timely manner, sufficient quantities of acceptable materials at expected prices. We source most of our materials, including critical materials like laminate substrates, lead frames, mold compounds and gold wires, from a limited group of suppliers. We purchase all of our materials on a purchase order basis and have no long-term contracts with any suppliers. From time to time, vendors have extended lead times or limited the supply of required materials to us because of vendor capacity constraints and, consequently, we have experienced difficulty in obtaining acceptable materials on a timely basis. Our business and results could be negatively impacted if our ability to obtain sufficient quantities of materials and other supplies in a timely manner were substantially diminished or if there were significant increases in the cost of materials that we could not pass on to our customers.

If we are unable to obtain capital equipment in a timely manner, we may be unable to meet the increased demands of our customers which could result in a decrease in our revenues.

      Our facilities currently have sufficient packaging and test services capacity to meet the current and expected demands of our customers. Nonetheless, in the event there are significant increases in overall semiconductor demand or demand for some of our products and services, we may not be able to meet those increased demands of our customers. Moreover, because the semiconductor packaging and test services business requires investment in expensive capital equipment and is characterized, from time to time, by intense demand, limited supply and long delivery cycles, we may not be able to readily increase our operating capacity. This would lead to a loss of sales of our packaging and test services, could ultimately lead to a loss in market share and have a negative impact on our results of operations.

We depend upon intellectual property and license critical technology from Hyundai, Motorola, Inc., Tessera, Inc., LSI Logic and Intersil. To the extent these licenses are not perpetual and irrevocable, our net revenues could be materially adversely affected if our rights under these licenses expire or are terminated.

      We seek to protect our proprietary information and know-how through the use of trade secrets, confidentiality agreements and other security measures. We may not obtain patent protection for the patent applications that we file, or if we are granted patents, those patents may not offer meaningful protection. Additionally, we cannot assure you that our competitors will not develop, patent or gain access to similar know-how and technology, or reverse engineer our packaging services, or that any confidentiality agreements upon which we rely to protect our trade secrets and other proprietary information will be adequate to protect our proprietary technology.

      Any patents and utility model, design right and computer program right registrations obtained relating to technology that we developed prior to our recapitalization are owned by Hyundai Electronics. In connection with our recapitalization, we entered into a patent and technology license agreement by which Hyundai Electronics granted us a license to use specific intellectual property rights in our semiconductor packaging and test activities. We expect to seek patents and utility model, design right and computer program right registrations, as applicable, on new packaging process and package design technologies that we develop as a means of protecting technology and market position.

      We have a non-exclusive sublicense from Hyundai to use patented BGA technologies owned by Motorola, which expires on December 31, 2002. Motorola licenses these patents to others, including our competitors. After giving pro forma effect to the acquisition of the Malaysian business in 2000, these BGA technologies contributed 41.1% of our net revenues in 2000.

      We have a worldwide, royalty-bearing, non-exclusive license under specified Tessera patents, technical information and trademarks relating to Tessera's proprietary IC packages. This license will expire sometime after February 2018.

      We also have two separate license agreements with LSI Logic under which we have worldwide, royalty-bearing, non-exclusive licenses to use LSI packaging technology and technical information to manufacture, use and sell flip-chip semiconductor devices having at least 200 solder balls and semiconductor device assemblies having an overall height of less than 1.2 millimeters, respectively. The LSI Logic license relating to flip-chip semiconductor devices becomes perpetual and irrevocable upon our payment of fees or January 1, 2004, whichever occurs first. The other LSI Logic license is perpetual but may be terminated by LSI Logic in the event of our uncured breach or bankruptcy.

      In addition, we have a worldwide, royalty-free, non-exclusive license under Intersil patents, copyrights and technical information which are used in or related to the operation of the Malaysian business. This Intersil license is perpetual and irrevocable. Any intellectual property rights in the bonding diagrams, test programs, maskworks and test boards uniquely related to the Intersil products for which we provide packaging and test services are licensed to us only for use in providing those services.

      To the extent these licenses are not perpetual and irrevocable, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor due to our uncured breach or bankruptcy. Alternatively, if we are able to renew these arrangements, we cannot assure you that they will be on the same terms as currently exist. Any failure to extend or renew these license arrangements could cause us to incur substantial liabilities and to suspend the packaging services and processes that utilized these technologies.

The loss of our skilled technical, marketing and sales personnel or our key executive officers could have a material adverse effect on our research and development, marketing and sales efforts.

      Our competitiveness will depend in large part upon whether we can attract and retain skilled technical, marketing and sales personnel and can retain members of our executive team. Competition for skilled personnel is intense, and we may not be successful in attracting and retaining the technical personnel or executive managers we require to develop new and enhanced packaging and test services and to continue to grow and operate profitably. If we cannot attract or retain skilled personnel, we may not be able to operate successfully in the future.

If we encounter future labor problems, we may fail to deliver our products in a timely manner which could adversely affect our revenues and profitability.

      As of December 31, 2000, approximately 40% of our employees were represented by the ChipPAC Korea Labor Union. In addition, one of our Chinese subsidiaries experienced labor protests and a two-day work stoppage in July 1998 in connection with proposed work force reductions. We cannot assure you that issues with the labor union or other employees will be resolved favorably for us in the future, that we will not experience significant work stoppages in future years or that we will not record significant charges related to those work stoppages. In addition, potential efficiency enhancement efforts, including personnel reductions, following our recent acquisition of the Malaysian business may create the risk of labor problems in Malaysia or at other facilities.

New laws and regulations, currency devaluation and political instability in foreign countries, particularly in Korea, China and Malaysia, could make it more difficult for us to operate successfully.

      For 2000, 1999 and 1998, we generated approximately 16.7%, 11.3%, and 7.2% of total revenues, respectively, from international markets, primarily from customers in Korea and Japan. In addition, all of the facilities currently used to provide our packaging services are located in Korea, China and Malaysia. Moreover, many of our customers' operations are located in countries outside of the United States. We cannot determine if our future operations and earnings will be affected by new laws, new regulations, a volatile political climate, changes in or new interpretations of existing laws or regulations or other consequences of doing business outside the U.S., particularly in Korea, China and Malaysia. If future operations are negatively affected by these changes, our sales or profits may suffer.

Fluctuations in the exchange rate of the U.S. dollar and foreign currencies could have a material adverse effect on our financial performance and profitability.

      A portion of our costs are denominated in foreign currencies, like the South Korean Won, the Chinese Renminbi or RMB and the Malaysian Ringgit. As a result, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our costs of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. From time to time, we have engaged in, and may continue to engage in, exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. However, we cannot assure you that any hedging technique we may implement will be effective. If it is not effective, we may experience reduced operating margins.

We could suffer adverse tax and other financial consequences if U.S. or foreign taxing authorities do not agree with our interpretation of applicable tax laws.

      Our corporate structure is based, in part, on assumptions about the various tax laws, including withholding tax, and other relevant laws of applicable non-U.S. jurisdictions. We cannot assure you that foreign taxing authorities will agree with our interpretations or that they will reach the same conclusions. Our interpretations are not binding on any taxing authority and, if these foreign jurisdictions were to change or to modify the relevant laws, we could suffer adverse tax and other financial consequences or have the anticipated benefits of our corporate structure materially impaired.

Because the Malaysian business previously operated as a subsidiary of Intersil, our future financial results may be significantly different from those experienced historically.

      Prior to our acquisition of our Malaysian business in 2000, it was operated as a subsidiary of Intersil. All the historical revenues of the Malaysian business represent intercompany sales to Intersil on terms determined by Intersil. Although we expect to retain this business pursuant to a five-year supply agreement with Intersil, volume, product mix and pricing may change in the future, and we cannot assure you that Intersil will perform under our supply agreement. The operation of the Malaysian business as an independent entity may result in our incurring operating costs and expenses significantly greater than we anticipated prior to our acquisition of the Malaysian business. During 1999, the Malaysian business incurred costs for customer support and general and administrative activities. These costs represented expenses incurred directly by the Malaysian business and charges allocated to it by Intersil. The Malaysian business will now obtain many of these services on an arm's length basis. However, to obtain these services after our acquisition of the Malaysian business, we entered into a three-year services agreement with Intersil under which the Malaysian business will continue to obtain a number of these services from Intersil. We cannot assure you that Intersil will perform under the services agreement or that upon termination of the agreement, we will be able to obtain similar services on comparable terms. The pro forma data contained in this prospectus are based on the historical intercompany revenues of the Malaysian business. We cannot assure you that future revenues will be consistent with these historical revenues.

We entered into supply contracts with Intersil in connection with our acquisition of the Malaysian business, and any decrease in the purchase requirements of Intersil or the inability of Intersil to meet its contractual obligations could substantially reduce the financial performance of our Malaysian subsidiary.

      Historically, the Malaysian business generated all of its revenues from the sale of products and services to affiliated Intersil companies. As a result of our acquisition of the Malaysian business, we have numerous arrangements with Intersil, including arrangements relating to packaging and test services as a vendor to affiliated Intersil companies and other services. Any material adverse change in the purchase requirements of Intersil or in its ability to fulfill its other contractual obligations could have a material adverse effect on our Malaysian subsidiary. Moreover, we may be unable to sell any products and services to affiliated Intersil companies beyond the term of our five-year supply agreement with Intersil.

We may not be able to consummate future acquisitions, and consequences of those acquisitions which we do complete may adversely affect us.

      We plan to continue to pursue additional acquisitions of related businesses. The expense incurred in consummating the future acquisition of related businesses, or our failure to integrate those businesses successfully into our existing business, could result in our incurring unanticipated expenses and losses. We plan to continue to pursue additional acquisitions of related businesses in the future. We may be unable to identify or finance additional acquisitions or realize any anticipated benefits from those acquisitions.

      Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing operations. Possible future acquisitions could result in the incurrence of contingent liabilities and amortization expenses related to goodwill and other intangible assets, all of which could have a material adverse effect on our financial condition and operating results.

      In addition, we may finance future acquisitions with additional indebtedness. We have a substantial amount of outstanding indebtedness and will, subject to compliance with our debt instruments, have the ability to incur additional indebtedness. We will be required to generate cash flow from operations to service that indebtedness and there can be no assurance that we will generate sufficient cash flow to service that indebtedness. We may be required to refinance our indebtedness upon its maturity, and we cannot assure you that we will be able to refinance our indebtedness at all or on terms acceptable to us.

A limited number of persons indirectly control us and may exercise their control in a manner adverse to your interests.

      At December 31, 2000, Citicorp Venture Capital Ltd. and its affiliates and funds affiliated with Bain Capital, Inc. owned 37,387,639 shares; or approximately 54.7%, of our outstanding common stock. By virtue of this stock ownership, they have the power to direct our affairs and will be able to determine the outcome of all matters required to be submitted to stockholders for approval, including the election of a majority of our directors, any merger, consolidation or sale of all or substantially all of our assets and amendment of our certificate of incorporation. Because a limited number of persons control us, transactions could be difficult or impossible to complete without the support of those persons. It is possible that these persons will exercise control over us in a manner adverse to your interests.

If our relationship with Hyundai, our owner prior to our recapitalization, deteriorates, our business operations could be interrupted.

      Our facilities in Ichon, Korea occupy a portion of a building located on property owned by Hyundai, our former owner. In addition, our operations at this site are dependent upon various service and support personnel employed by Hyundai. An unfavorable change in our relations with Hyundai could prevent us from gaining access to and effectively managing this facility and its operations, which would interrupt our business operations.

Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination.

      We are subject to liabilities and compliance obligations arising under environmental, health and safety laws. These laws impose various controls on the quality of our air and water discharges, on the storage, handling, discharge and disposal of chemicals the company uses, and on employee exposure to hazardous substances in the workplace. Environmental, health and safety laws could require us to incur capital and operational costs to maintain compliance and could impose liability to remedy the effects of hazardous substance contamination. We cannot assure you that applicable environmental, health and safety laws will not in the future impose the need for additional capital equipment or other process requirements upon the company, curtail its operations, or restrict its ability to expand its operations. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substance contamination could subject the company to future material liability.


                          Risks to Public Stockholders

The market price of our Class A common stock has fluctuated significantly since our initial public offering and could continue to do so.

      Since our initial public offering on August 8, 2000, the market price of our Class A common stock has ranged from a low of $2.1875 to a high of $19.50 per share. At March 16, 2001, our closing stock price was $3.875. Fluctuations in our stock price could continue. Among the factors that could affect our stock price are:

 .     quarterly variations in our operating results;

 .     strategic actions by us or our competitors, such as acquisitions;

 .     general market conditions; and

 .     general economic factors unrelated to our performance.

      The stock markets in general, and the markets for high technology companies in particular, have experienced a high degree of volatility not necessarily related to the operating performance of particular companies. We cannot provide assurances as to our stock price.

Some of our long-time stockholders have the right to require us to register the public sale of their shares; all of our total outstanding shares of common stock may be sold into the market; future sales of those shares could depress the market price of our Class A common stock.

      The public market for our common stock includes 11,500,000 shares of Class A common stock that we sold in our initial public offering. At the time of our initial public offering, there were 55,266,250 additional shares of our common stock outstanding. Those people and entities who were our stockholders prior to our initial public offering are able to sell their shares in the public market, subject to legal restrictions on transfer. Some of our stockholders prior to our initial public offering are parties to agreements with us that provide for "demand" registration rights to cause us to register under the Securities Act of 1933 all or part of their shares of our common stock, as well as "piggyback" registration rights. Registration of the sale of these shares of our common stock would permit their sale into the market immediately. If our stockholders prior to our initial public offering sell a large number of shares, the market price of our Class A common stock could decline, as these sales may be viewed by the public as an indication of an upcoming or recently occurring shortfall in the financial performance of our company. Moreover, the perception in the public market that these stockholders might sell shares of our common stock could depress the market price of the Class A common stock.

Provisions of our charter documents could discourage potential acquisition proposals and could delay, deter or prevent a change in control.

      Provisions of our certificate of incorporation and by-laws may inhibit changes in control of our company not approved by our board of directors and would limit the circumstances in which a premium may be paid for our Class A common stock in proposed transactions, or a proxy contest for control of the board may be initiated. These provisions provide for:

      . a prohibition on stockholder action through written consents;

      . a requirement that special meetings of stockholders be called only by our chief executive officer or the board of directors;

      . advance notice requirements for stockholder proposals and nominations;

      . limitations on the ability of stockholders to amend, alter or repeal the by-laws; and

      . the authority of the board to issue, without stockholder approval, preferred stock with terms as the board may determine.

                           Risks to Public Noteholders

Our substantial indebtedness could adversely affect our financial health, make us vulnerable to adverse economic and industry conditions and prevent us from fulfilling our obligations under our outstanding, publicly-traded notes.

      We have incurred a considerable amount of indebtedness. The following chart provides important credit information:

                                                       At December 31, 2000
                                                       ---------------------
                                                       (in thousands)
Total indebtedness..................................       $ 298,000
Shareholders' equity................................       $  65,697

                                    Years Ended December 31,
                                    --------------------------------------------
                                    2000     1999     1998     1997     1996
                                    --------------------------------------------
Ratio of earnings to fixed charges  1.4x      --      4.3x       --       --

      For purposes of the computation of ratio of earnings to fixed charges in the table above, earnings are defined as income (loss); before provision for income taxes and fixed charges. Fixed charges are the sum of (a) interest costs and (b) the portion, which is approximately one-third, of operating lease rental expenses that are representative of the interest factor.

      The ratios provided above are often used by investors to evaluate a company's capital structure and its ability to make payments on its debt. The ratio of earnings to fixed charges attempts to capture the relative protection that operating profitability provides our noteholders by permitting them to assess the probability of our failing to make required principal and interest payments on the notes. If adverse economic and industry conditions adversely affect our operating earnings, the subsequent worsening of this ratio would indicate to our noteholders that we are at a greater risk of failing to meet our interest payment obligations.

      For the years ended December 31, 1999, 1997 and 1996 earnings were insufficient to cover fixed charges by $4.0 million, $55.8 million and $2.7 million, respectively.

      Our substantial indebtedness could have important consequences to you. For example, it could:

      . make it more difficult for us to satisfy our obligations relating to the notes;

      . increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

      . require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thus reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

      . place us at a competitive disadvantage relative to our competitors that have less debt; and

      . limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds. Furthermore, failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our ability to increase our revenues and profitability and meet our growth objectives.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt which could increase the risks created by our substantial indebtedness.

      We may be able to incur substantial additional indebtedness in the future. In addition, we have the ability to increase our revolving line of credit by $25.0 million without further consent from our existing lenders. Our senior credit facility permits us to borrow up to $20.0 million for a capital expenditure line and for revolving loans up to $50.0 million, including letters of credit. All of these borrowings will be secured by all of our assets and those of our subsidiaries, except those of our Chinese operating subsidiary. The addition of new debt to our current debt levels could intensify the debt-related risks that we now face that are described above.

ChipPAC International Co., Limited or ChipPAC International will rely on intercompany loans through its direct and indirect subsidiaries to satisfy obligations of its indebtedness; as a result, if these subsidiaries are not able to make payments on these intercompany loans, we may not be able to pay our noteholders interest on the notes when due.

      The only source of cash for ChipPAC International to pay principal and interest on the notes will be through payments of interest and principal on intercompany notes, capital contributions from the parent company or dividends or distributions from ChipPAC International's subsidiaries, which dividends or distributions would be funded through payments on intercompany notes. We will rely principally on funds generated by ChipPAC International's operating subsidiaries to fund payments on the notes and other indebtedness. If these subsidiaries are unable to make payments on their intercompany loans, we may not be able to satisfy obligations under our debt instruments, including payment of interest on the senior revolving credit facility and the notes.

Our ability to pay our obligations under the notes may be reduced because ChipPAC International's Chinese operating subsidiaries, which hold 23.6% of our consolidated assets and generated 10.8% of our consolidated revenues for the year ended December 31, 2000, are not guarantors of the notes.

      Our Chinese subsidiaries are not guarantors of the notes. However, the historical combined financial information and the pro forma combined financial information included in this prospectus are presented on a combined basis and include the Chinese entities. The aggregate revenue and EBITDA for the Chinese entities, for the year ended December 31, 2000, were approximately $53.8 million and $16.1 million.

$17,484, respectively, and their combined fixed assets at December 31, 2000 were approximately $110,914. Our Chinese subsidiaries held 23.6% of our consolidated assets and generated approximately 2% of our consolidated revenues for the year ended December 31, 2000.

      Claims of creditors of our Chinese operating subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness or guaranties issued by these subsidiaries, will generally have priority on the assets and earnings of these subsidiaries, over the claims of creditors of our company, including holders of our notes, even if the obligations of our Chinese operating subsidiaries do not constitute senior indebtedness. Since the company's Chinese subsidiaries will not guarantee the notes, holders of the notes will have to rely solely on dividends or distributions from the company's Korean and British Virgin Islands subsidiaries to satisfy their respective obligations under the notes should the company's Chinese subsidiaries be unable to make dividends or distributions.

      The senior revolving credit facility and the indenture governing the notes impose limitations on how we conduct our business; as a result, we may not be able to pursue strategies that could be in the best interests of holders of the notes and stock.

      The senior revolving credit facility and the indenture governing the notes contain restrictions on us that could increase our vulnerability to general adverse economic and industry conditions by limiting our flexibility in planning for and reacting to changes in our business and industry. Specifically, these restrictions limit our ability to:

      .     incur additional debt;

      .     pay dividends and make other distributions;

      .     prepay subordinated debt;

      .     make investments and other restricted payments;

      .     enter into sale and leaseback transactions;

      .     create liens;

      .     sell assets; and

      .     enter into transactions with affiliates.

      As a result of these restrictions, we may not be able to pursue business strategies that could be in the best interests of holders of our notes and stock

We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture governing the notes.

      If the company undergoes a change of control (as defined in the indenture governing the notes) we may need to refinance large amounts of our debt, including the notes and borrowings under the senior revolving credit facility. If a change of control occurs, we must offer to buy back the notes for a price equal to 101.0% of the principal amount of the notes, plus any accrued and unpaid interest. We cannot assure you that there will be sufficient funds available for us to make any required repurchases of the notes upon a change of control. In addition, our senior revolving credit facility will prohibit us from repurchasing the notes until we first repay the senior revolving credit facility in full. If we fail to repurchase the notes in that circumstance, we will go into default under both the indenture governing the notes and the senior revolving credit facility. Any future debt which we incur may also contain restrictions on repayment upon a change of control. If any change of control occurs, we cannot assure you that we will have sufficient funds to satisfy all of the company's debt obligations. These buyback requirements may also delay or make it harder for others to effect a change of control. However, certain other corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change of control under the indenture governing the notes.